October 5, 2007

Mr. Michael Fay
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Ship Finance International Limited
File No. 001-32199
Form 20-F: For the year ended December 31, 2006

Dear Mr. Fay:

By letter dated August 24, 2007, the Staff of the Securities and Exchange Commission (the “Staff”) presented comments to the Annual Report on Form 20-F (the “Form 20-F”) filed by Ship Finance International Limited (“SFIL” or the “Company”) with respect to the year ending December 31, 2006.  On behalf of the Company, we hereby submit the Company’s response to your letter.  For your convenience, the numbered paragraphs of this response letter correspond to the numbered paragraphs of your letter, which we have inserted in bold.

By way of background, SFIL was incorporated as a wholly-owned subsidiary of Frontline Ltd (“Frontline”) (NYSE:  FRO) in 2003.  In December 2003, SFIL purchased a fleet of 47 crude oil tankers from Frontline and leased those vessels back to Frontline under time charter agreements with terms commencing in 2004.  In May 2004, Frontline distributed 25 percent of SFIL’s common shares to its ordinary shareholders, and SFIL started trading on the New York Stock Exchange in June 2004.  For all the years included in the Form 20-F, SFIL was consolidated by Frontline.

Item 5. Operating and Financial Review and prospects - Overview

Revenues

1.
We note that you allocate $6,500 per day from each time charter payment from Frontline Charterers as finance lease service revenue generated by your vessels.  Please tell us the reason that this amount is disaggregated and recorded as revenue prior to allocating the charter payments (received) between finance lease interest income and finance lease repayment.  Please cite any accounting literature that you believe supports your accounting treatment.  As a part of your response, please describe the nature of the separate services that you provide which result in the recognition of finance lease service revenue.

Mr. Michael Fay
Securities and Exchange Commission

Under the time charter agreements, SFIL is responsible for providing Frontline Charterers with vessel management services for the leased vessels, including:

●	Provision of crew of the vessels;
●	Provision of maintenance and restoration of the vessels as and when required;
●	Arrangement and supervision of necessary dry dockings;
●	Arrangement and provision of necessary stores, spares, and lubes;
●	Any other technical requirements for the vessels to maintain compliance with the charters; and
●	Provision of appropriate insurance for the vessels.

SFIL has contracted with Frontline Management (Bermuda) Ltd. (“FMB”) under management agreements (the “Management Agreements”) for the provision of the vessel management services in respect of each of the vessels leased to Frontline Charterers. FMB is a 100 percent owned subsidiary of Frontline. The Company pays FMB a fixed fee of $6,500 per day per vessel to provide such services.

Using the guidance contained in EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” we have concluded that we provide two distinct deliverables under the arrangement with Frontline:

1.	The provision of the leased asset (the vessel); and
2.	The provision of management services in respect of the vessel.

Consequently, the Company has concluded that the total receipts under the arrangement should be allocated between the provision of the vessel and the related management services.

We note under the provisions of paragraph 4 of EITF 00-21, payments for lease and non-lease deliverables should be allocated based on the relative fair value of the lease and non-lease deliverables. However, as SFIL and Frontline were under common control during this time period, we concluded the appropriate accounting was to recognize the management services revenue at the amounts stated in the Management Agreements ($6,500 per day per vessel) and to disclose this related party transaction as required by FASB Statement No. 57, Related Party Transactions.  As stated above, the Company pays FMB $6,500 per day per vessel to provide such services.  We note that SFIL time charters the vessels to Frontline Charterers.  The provision of the services set forth above is a necessary part of the time charters.  There is no separate contract by which SFIL provides any management services to Frontline Charterers.  SFIL has direct contracts with FMB to provide those services to SFIL.

Mr. Michael Fay
Securities and Exchange Commission

2.
We note that you have cancelled certain charters with Frontline and agreed to pay compensation to them as a result.  Please tell us the type of leases you cancelled (sales-type, direct financing or operating), whether your lease arrangements provided for such compensation, how amounts were determined, and how you accounted for the compensations.

The Company has classified all of the leases with Frontline as sales-type leases (Please see the response to comment 8 below for further explanation of the lease classification).

In the absence of any specific early termination clauses within the lease agreements, each cancellation and compensation agreement has been agreed with Frontline as a result of separate negotiations at the time of termination of the lease. In our determination of a fair compensation we have generally based our calculations on the market value of a charter-free vessel, and compared this to the discounted cash flows from the specific Frontline lease and an assessment of the estimated residual value for such vessel.

All termination compensation payments have been recognized in full, in the consolidated statements of operations  at the time of cancellation of the Frontline leases and delivery of the vessels to the new owners under the caption Profit / (loss) on sale of assets. All termination payments are disclosed in note 17 to the Company’s consolidated financial statements, Related party transactions.

Critical Accounting Policies and estimates - Revenue Recognition

3.
We note that 48 of your company’s vessel charters were accounted for as sales-type leases as of December 31, 2006.  We also note that a) the estimated un-guaranteed residual value accruing to the benefit of the lessor and b) the implicit interest rate (of your leases), which is applied to determine the present value of both the minimum lease payments and the un-guaranteed residual value of your sales-type leases, are important estimates when determining the amount of unearned income that should be recorded under sales-type leases.  Due to i) the significance of the aforementioned estimates to the amount of income that will ultimately be recognized under your sales-type leases and ii) the degree of judgment and subjectivity involved with making such estimates, please tell us and expand your discussion of revenue recognition in the “Critical Accounting Policies and Estimates” section of MD&A to disclose information including, but not limited to, the following:

▪	The manner in which management determines the un-guaranteed residual value of assets leased under sales-type leases.
▪
The manner in which management determines the implicit interest rate which is applied to determine the present value of both the minimum lease payments and the un-guaranteed residual value associated with your sales-type leases.

Mr. Michael Fay
Securities and Exchange Commission

▪	How accurate your estimates of the un-guaranteed residual value of your leased assets have been in the past.
▪	Whether your estimates and assumptions have changed in the past and/or likely to change in the future.
▪	The reason (s) there is uncertainty attached to your estimates and assumptions.

Refer to the “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” (FR-72) for further guidance.

The Company notes the Staff’s comments and advises the Staff that it intends to expand its discussion under Critical Accounting Policies and Estimates in future filings, to include the following information:

●
There is a degree of uncertainty involved in the estimation of the un-guaranteed residual values of SFIL’s assets leased under sales-type and direct finance leases. Global effects of supply and demand for oil, and changes in international government regulations cause volatility in the spot market for used vessels. Where assets are held until the end of their useful lives, the un-guaranteed residual value (scrap value) will fluctuate with the price of steel and any changes in laws related to the ship scrapping process, commonly known as ship breaking.

●
The Company estimates the un-guaranteed residual value of its assets at the end of the leases by calculating depreciation in accordance with its accounting policies over the estimated useful life of the asset. Discussion of the Company’s policy on depreciation is expanded under point 12 below.

●
Residual values are reviewed at least annually to assure that original estimates remain appropriate. To date, SFIL has not changed its original estimates; however it is possible that future events and circumstances could cause us to change our estimates.

●
The implicit rate of return for each of the Company’s leases is derived, according to FASB 13 paragraph 5k, from the fair value of the asset at the lease inception (which is either the cost of the asset if acquired from an unrelated third party, or independent valuation if acquired from a related party), the minimum contractual lease payments and the estimated residual values.

The Company advises the Staff supplementally that it has considered the question of how accurate its estimates have proved in the past. None of the leases has run to term.  Accordingly, the Company does not have sufficient experience to date to comment on the accuracy of its estimates of the un-guaranteed residual values of its leased assets.  The Company expects to continue monitoring this issue, and will provide appropriate disclosure when the basis for such disclosure is available.

Mr. Michael Fay
Securities and Exchange Commission

Results of Operations

4.
We note that your reported profit-sharing revenue decreased significantly in fiscal years 2005 and 2006, despite an increase in the number of vessels that have transitioned into operation under their charter agreements with Frontline Charterers.  You have attributed the decline in profit sharing revenue to the decrease in average TCE revenue earned by your vessels while employed by Frontline Charterers.  To the extent known, please tell us and expand your discussion in MD&A to discuss the underlying factors which have resulted in the decline in TCE revenue earned by your vessels that are employed by Frontline Charterers.

As discussed in the Form 20-F, profit sharing revenue is calculated as 20 percent of Frontline Charterers’ annual time charter equivalent, or TCE, earnings in excess of the daily base charter rate paid to SFIL for lease of its vessels.  Total TCE earnings are calculated as the sum of Frontline Charterers’ time charter, voyage charter and bareboat charter revenues, less voyage expenses for the vessels under lease from the Company.  Frontline Charterers’ charter revenues were stable between 2005 and 2006.  However, voyage expenses, which offset revenues in the calculation of TCE earnings, increased between 2005 and 2006, primarily due to increased fuel prices.

In addition, during 2005, a number of Suezmax vessels were sold and the leases with Frontline Charterers cancelled.  These vessels were replaced with VLCCs, which have a higher daily base charter rate than the Suezmaxes.  Because of the higher daily base rate, for a given level of earnings, a fleet with more VLCCs earns lower profit sharing revenues.

The Company intends to expand its discussion of profit sharing revenues in the MD&A accordingly.

Financial Statements - Consolidated Balance Sheets

5.
You state in the section of your Form 20-F titled “Risks relating to our company” that your loan facilities contain financial covenants that require you to maintain available cash on a consolidated basis of not less than $25 million.  However, we note that your balance sheet only reflects a restricted cash balance of approximately $12.9 million.  Furthermore, based upon your disclosure in Footnote 8 to your financial statements, it appears that the restricted cash reflected in your balance sheet is primarily comprised of deposits held as collateral by certain banks in connection with your interest rate swap and bond swap arrangements.  In this regard, please tell us why the $25 million of cash that you are required to maintain in connection with the financial covenants to your loan facilities have not been included in your restricted cash balance.  As a part of your response, please specifically state whether you are legally restricted from the use of this cash as a result of your financial covenants or any other terms contained within your loan facilities.

Mr. Michael Fay
Securities and Exchange Commission

As part of the financial covenants in some of the Company’s loan facilities, the Company is required to maintain consolidated cash balances of $25 million at all times. There are no legal restrictions on the use of this cash, but failure to maintain the minimum balances may result in the lenders declaring the Company in default on its loans.  The Company has not considered this balance to be restricted cash because the cash is not required to be held in any specific account or with any specific institution.  The covenant is just a maintenance requirement.  In essence, the Company is able to spend its cash balances freely as long as its total cash balance is in excess of $25 million on a consolidated basis.

The Company advises the Staff that its cash balances of $64 million were in compliance with the minimum cash maintenance covenant at December 31, 2006 and that the existence of this covenant was fully disclosed in Item 3 of the Form 20-F.  Cash balances in excess of $25 million at any given time are considered necessary to meet the working capital requirements of the Company.  As such, the Company does not consider the minimum cash balance covenant to be particularly restrictive or likely to impact the Company’s ability to conduct its operations.  In light of these factors, the Company considers its presentation of its cash balances to be appropriate.  However, in response to the Staff’s comment, the Company has analyzed its financial statement disclosure pursuant to Rule 5-02(1) of Regulation S-X, and intends to add a description of this financial covenant to the footnotes to its financial statements in future filings.

Consolidated Statements of Cash Flows

6.
We note that the operating activities section of your consolidated statement of cash flows for the fiscal year ended December 31, 2006 includes an adjustment for the gain on sale of assets of approximately $26.5 million.  However, we note that your consolidated statement of operations for the fiscal year ended December 31, 2006 only reflects a “Profit/ (loss) on sales of assets” of approximately $9.8 million.  Please reconcile between the amounts disclosed in your statement of cash flows and your statement of operations.  Alternatively, if the aforementioned amounts are unrelated, please disclose the captions in the statement of operations that includes the gain on sales of assets.  In addition, please expand the footnotes to your financial statement to include all other disclosures outlined in paragraph 47 of SFAS No. 144.

The Company has reviewed its consolidated statement of cash flows for the year ended December 31, 2006, and has concluded that the amount shown as (Gain)/loss on sale of assets should have included all of the items reported under the caption Profit/(loss) on sale of assets in the consolidated statement of operations.

The misclassification of some elements of the (gain)/loss on sale of assets in the consolidated statement of cash flows has resulted in an understatement of Netcash provided by operating activities of $16.7 million and a corresponding understatement of Net cash used in investing activities.

Mr. Michael Fay
Securities and Exchange Commission

The Company believes that the misclassification does not materially impact the meaningfulness of its consolidated statement of cash flows as presented in the Form 20-F.  However, the Company advises the Staff that it intends to revise the classification of the amounts in the 2006 consolidated statement of cash flows reported in our 2007 Form 20-F, to ensure that such amounts are correctly classified in future filings.

The Company also notes the Staff’s comment regarding disclosure and intends to expand future footnote disclosure to include all other disclosures outlined in paragraph 47 of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

7.
We note that the cash outflows associated with deemed dividends paid have been reported in the financing activities sections of your consolidated statements of cash flows.  However, we are unclear as to where you have reported i) the cash inflows related to revenues generated under third-party charter agreements, which are ultimately paid back out to Frontline as the deemed dividend payments or ii) the cash inflows from deemed equity contributions received, which relate to charter revenues received from Frontline Charterers prior to their charter agreements becoming effective for accounting purposes.  As such, please tell us where the aforementioned cash flows have been classified in your statement of operations and your rationale behind such classification.  Please cite any accounting literature which you believe supports your conclusions.  Furthermore, to the extent that neither of the aforementioned items have been classified as cash flows from financing activities, please tell us why you believe financing activities is the appropriate section of the cash flow statement to classify deemed dividends paid, which reflect the pass-through of revenues generated under the third-party charter agreements.

During the period of crossover voyages1 a quarterly net deemed dividend has been recognized for the excess of (a) the revenues received by SFIL from the third-party charterers over (b) the base charter rates payable to SFIL by Frontline under the new leases during the cross-over voyage period.

Payment of the net deemed dividends is reported in the statement of cash flows under Financing Activities in accordance with the guidance in paragraph 20a of FASB Statement No. 95, Statement of Cash Flows.

1 The Company refers to the period from the acquisition of the vessel from Frontline to the completion of the third-party charter agreement existing at the date of acquisition, as a crossover voyage. Lease accounting with Frontline commenced immediately following the end of the crossover voyage for each vessel. As at June 30, 2007, all the crossover voyages have completed.

Mr. Michael Fay
Securities and Exchange Commission

During the crossover voyage period, all revenues from third-party charterers were paid to SFIL. These cash in-flows are reported under the caption Net Cash provided by operating activities, in line with their classification as Operating revenues in the  statement of operations.

Notes to the Consolidated Financial Statements - 2. Accounting Policies

Leases

8.
We note that you classify vessel leases for which you are the lessor as either finance leases or operating leases based on an assessment of the terms of each lease.  We also note from Footnote 11 to your financial statements that 48 of your company’s vessel charters were accounted for as sales type leases as of December 31, 2006.  As your leases to Frontline Charterers range in length for six to 20 years, please describe in detail how you determined the appropriate accounting treatment for your shorter leases to Frontline Charterers.  We note that the criteria outlined in paragraphs 7(c) and 7(d) of SFAS No. 13 should not be used to determine the appropriate lease classification if the beginning of the lease term falls within the last 25 percent of the total estimate life of the leased property, including earlier years of use.

The Company determined the appropriate accounting treatment for its leases to the Frontline Charterers by reference to the criteria set out in SFAS No. 13 paragraph 7 with paragraph 7 (c) or 7 (d) being the relevant criteria as discussed below. The Company advises the Staff that none of the leased vessels accounted for as finance leases in its consolidated financial statements were in the final 25 percent of their economic life at the beginning of the lease term.  The shorter finance leases noted in the consolidated financial statements relate to the single-hull vessels.  In 2004, the oldest of SFIL’s single-hull vessels had a 25-year total economic life with 10 years remaining.  As such, even the oldest vessel was not in the final 25 percent of its economic life at the start of the lease term in 2004. Because of the cancellation provision in the single-hull leases, the lease term for accounting purposes is several years shorter than the economic life of the vessels.  The Company’s single-hull vessel leases are classified as finance leases in accordance with paragraph 7(d) of SFAS No. 13 based on a test performed at the inception of each lease.

All of the double-hull vessel leases are non-cancellable and have a term that comprises seventy-five percent or more of the vessel’s remaining estimated economic life.  As such, the double-hull vessel leases are classified as finance leases in accordance with paragraph 7(c) of SFAS No. 13.  At the beginning of the lease, the shortest double-hull vessel lease term was 11 years.  As SFIL’s double-hulled vessels had a total economic life of 25 years, these vessels were not in the final 25 percent of their total economic life at the beginning of their respective lease terms.

9.
We note that the majority of your vessels have been acquired from Frontline Ltd. and chartered back to subsidiaries of Frontline Ltd. (the “Frontline Charterers”) under charter arrangements that become economically effective January 1, 2004 (the approximate timing of acquisition).  In this regard, tell us whether you believe the vessels acquired from Frontline Ltd., and subsequently chartered back to Frontline Charterers, qualify for sale-leaseback accounting treatment. Please cite any accounting literature which you have relied upon to reach your conclusion.  To the extent that you believe the acquisitions of vessels from Frontline Ltd. and subsequent charters of the same vessels back to Frontline Charterers qualify as sale-leaseback transactions, please tell us why the subsequent charters have been classified as sales-type leases, as opposed to, direct financing leases.  Please refer to paragraph 34 of SFAS No. 13 for further guidance.

Mr. Michael Fay
Securities and Exchange Commission

The Company advises the Staff that in determining the classification of the leases to the Frontline Charterers it considered the guidance in SFAS No. 13 with respect to lease classification, leases between related parties and sale-leaseback transactions. The vessels purchased from Frontline were initially recorded by SFIL at a cost equivalent to the historical carrying value of those vessels reflected on the books of Frontline. At the time of the transfer the Company was under common control with Frontline. As a result, at the time of the purchase of the vessels and subsequent lease-back to Frontline, the fair value of the vessels was higher than the Company’s carrying value of the vessels.  Given the difference between the fair value and the carrying value of the vessels, the leases met the definition of sales-type leases in SFAS No. 13, paragraph 6(b)(i).  As a result of meeting this definition, the Company treated these leases as sales type leases in its financial statements.  In what the Company considered to be a unique fact situation, the guidance in paragraph 34 of SFAS No. 13 appeared to be inconsistent with the guidance in paragraph 6(b)(i).  The Company concluded it would be appropriate to follow the guidance in paragraph 6(b)(i).

Since SFIL and Frontline were under common control, the Company did not recognize a gain on the sales-type leases with Frontline.  Instead, the Company accounted for the difference between the carrying value of the vessels and the net investment in the lease as a deferred deemed equity contribution.  The deferred deemed equity contribution has been presented as a reduction of the finance leases in the balance sheet.  The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the lease arrangements, as lease payments are made by Frontline Charterers.

10.
Assuming sufficient response to the comments above regarding your treatment of your leases to the Frontline Charterers as sales-type lease, please tell us how your policies regarding revenue and expense recognition comply with paragraph 17(c) of SFAS No. 13.  In this regard, please tell us i) how you have determined the sales prices and costs of your vessels which have been leased to Frontline Charterers and ii) where the sales prices and costs of your vessels have been reflected in your financial statements.

As discussed above in comment 9, due to the related party nature of this transaction, the Company did not recognize an immediate gain on the sales-types leases with Frontline Charterers.  Instead, the Company is amortizing the gain directly to equity over the course of the lease terms.

Mr. Michael Fay
Securities and Exchange Commission

i) Following guidance outlined in SAB 48, because of the related party nature of the transaction, on their acquisition, the vessels were recorded by SFIL at their carrying value in the books of Frontline at the date of acquisition.

The consideration agreed with Frontline for the vessels was the book value as at the acquisition date. Each vessel was recorded by the Company at a cost basis which was equivalent to the carrying value in Frontline’s accounts at the acquisition date.

ii) In accordance with FASB 13 Paragraphs 17a and 17b, when the vessels were leased back to Frontline, the Net investment in finance leases was recorded at the fair value of the fleet, based on independent broker valuations at the time. Accounting for the leases under these provisions, a net leasing gain resulted from the difference between the carrying values of the vessels and the fair values.

According to FASB 13 paragraph 17c, the net leasing gain should be charged to the Income statement in the same period. However, because of the related party relation between SFIL and Frontline it was not considered appropriate to recognize the leasing gain through the Income statement. Instead it was treated as a deemed equity contribution from Frontline.

Following guidance outlined in SAB 104, it was not considered appropriate to recognize the equity contribution immediately, and so the credit arising on the lease-back of the Frontline fleet has been deferred and is being amortized to Additional paid in equity as the full benefit is realized in cash received under the time charter agreements, over the full term of the leases.

The unamortized deferred deemed equity contribution is reflected in the balance sheet as a reduction to Net investment in finance leases.

11. Investments in Finance Leases

11.
Please disclose the minimum lease payments to be received from your sales-type leases for each of the five succeeding fiscal years as of the date of your latest balance sheet that has been presented.  Refer to the requirements of paragraph 23(a)(ii) of SFAS No. 13.

The Company notes the Staff’s comment and will expand this disclosure in future filings accordingly.

20. Subsequent Events

12.
We note that certain of your vessels that are being acquired and chartered back on a bareboat charter basis include fixed price purchase options throughout the term of the charter agreement.  Please tell us how the purchase options contained in the charter agreements are expected to impact the carrying value of the related assets(i.e. investment in finance leases balance or plant, property, and equipment balance, depending upon the type of lease).  In this regard, please tell us i) whether the fixed purchase prices of the vessels are expected to be exceed, be equal to, or below the carrying value of the respective vessels when the purchase options become exercisable and ii) your intended accounting treatment, to the extent that the carrying value of the respective assets will exceed the respective vessels’ purchase price, when the purchase options become exercisable.

Mr. Michael Fay
Securities and Exchange Commission

The fixed price purchase options contained in the charter agreements are expected to impact the carrying value of the related assets as follows:

i)	Finance leases

Where a charter arrangement containing interim fixed price purchase options has been classified as a finance lease, the projected carrying value of the Net investment in finance lease at each option date has been compared to the purchase option price. Where the option price is less than the projected carrying value, the rate of amortization of unearned lease interest income has been adjusted to reduce to carrying value to the option price at the date on which the option is exercisable.

After the option date, a constant rate of amortization is applied to reduce the net investment in finance lease to the un-guaranteed residual value.

As a result, on the exercise of any of the fixed price purchase options, there will either be no gain or loss arising on the sale of the asset, or a gain, which will be reported in the statement of operations at the time of delivery of the vessel to the new owner.

ii)	Operating leases
Assets subject to operating leases containing interim fixed price purchase options are depreciated, at a constant depreciation rate over their economic useful lives to a scrap value.

The projected net book value of the asset is compared to the option prices at the various option dates. If any option price is less than the projected net book value at an interim option date, a constant rate of depreciation is applied so as to depreciate the asset down to the option price at that date.

If the option is exercised, in such a case there will be no gain or loss recorded on the sale of the assets. If an option price which exceeds the net book at the option date is exercised, it will give rise to a gain which will be reported within Profit (loss) on sale of assets in the statement of operations at the date of delivery to the new owners.

SFIL acknowledges that:

▪	SFIL is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	SFIL may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael Fay
Securities and Exchange Commission

Please feel free to telephone the undersigned at (212) 574-1223 or Ted Horton of this office at (212) 574-1265 with any questions.

Very truly yours,

Seward & Kissel LLP

		By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.

cc:	Jeffrey Sears
Division of Corporation Finance

Lyn Shenk
Division of Corporation Finance

SK 23153 0001 816580